UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

6 December 2021

SANTANDER UK – BOARD CHANGES

Lisa Fretwell appointed as Independent Non-Executive Director

Garrett Curran resignation

Santander UK announces the appointment of Lisa Fretwell as an Independent Non-Executive Director to the Boards of Santander UK plc and Santander UK Group Holdings Plc, to be effective from 1st January 2022.

Lisa was Managing Director of Experian UK’s Data Business until 2021 and has held a variety of executive and senior positions at Cisco between 2007 and 2019.

Garrett Curran, will resign as Independent Non-Executive Director, from the Board of Santander UK plc, on 31st December 2021.

-Ends-

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2021, the bank had around 20,900 employees and serves around 14 million active customers, via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain. It has a meaningful presence in 10 core markets in the Europe, North America and South America regions, and is one of the largest banks in the world by market capitalisation. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At the end of the first half of 2021, Banco Santander had €1.1 trillion in total funds, 150 million customers, of which 24.2 million are loyal and 45.3 million are digital, 10,000 branches and 190,000 employees.

Media Enquiries

Adam Williams	M: 07711 783 118	E: adam.r.williams@santander.co.uk

Follow @santanderuknews on Twitter

The Santander press office operates from 8.00am to 6.00pm. Outside of these hours please call 0800 5877708.

Santander Chairman, William Vereker said: I am delighted to announce that Lisa Fretwell will be joining the boards of Santander UK as an Independent Non-Executive Director from 1st January next year.

Lisa will bring fantastic insight and experience to the board. Lisa was Managing Director for Experian UK’s Data Business and before that spent over a decade at Cisco. I look forward to working with her in the months and years ahead as we continue to evolve to meet the needs of our customers across all our platforms. With the imminent arrival of our new Chief Executive, it is an exciting time to be working with Santander UK.

I also want to take this opportunity to thank Garrett Curran who is stepping down from his role on the Santander UK plc Board after two-and-a-half years. Garrett has been a great source of help and advice in the time I have been at the bank and I wish him well for the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 7 December 2021	By / s / Christopher Wise
Head of Secretariat